

August 24, 2012

<u>Via Email</u>
Mr. Joe Kaeser
Chief Financial Officer
Siemens Aktiengesellschaft
Wittelsbacherplatz 2
D-80333 Munich
Federal Republic of Germany

      Re: **Siemens Aktiengesellschaft**
               Form 20-F for the Fiscal Year Ended September 30, 2011
               Filed November 30, 2011
               File No. 001-15174

Dear Mr. Kaeser:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

               Sincerely,

               /s/ Martin James

               Martin James
               Senior Assistant Chief Accountant